Exhibit 99.1

NICE Reports First Quarter 2011 Results; Quarterly Non-GAAP Revenues of
 $187 million and EPS of $0.47

Ra’anana, Israel, May 4, 2011 - NICE Systems (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced results for the first  quarter ending March 31, 2011.

First Quarter 2011 non-GAAP Highlights Include:
•	Revenues at $187 million, up 15% from last year; net income at $30 million, up 25% from last year
•	Operating margin increased to 18.2%, up from 16.6% last year
•	Earnings per fully diluted share reached $0.47, up from $0.38 last year
•	Record cash flow from operations of $55 million
•	Company raises annual guidance for 2011

“The first quarter of 2011 was another strong quarter for NICE, marked by revenue growth, improved profitability, and robust cash generation. We continue to demonstrate solid execution, and to benefit from the leverage in our financial model. We are seeing a continuous shift in business coming in, from our traditional products to advanced applications. We are also very pleased with the growth in demand that we are experiencing in emerging markets.” said Zeevi Bregman, President and Chief Executive Officer, NICE Systems.

“We continued to execute on our strategy to provide organizations with unique analytics-based cross-channel business applications to improve business performance, enhance compliance and safeguard people and assets. NICE enables organizations to gather insights and understand trends, as well as provide them with the ability to impact specific events in real-time.” Mr. Bregman concluded.

Non-GAAP Financial Highlights for the First Quarter Ended March 31, 2011:

Revenues: First quarter 2011 non-GAAP revenues reached $187.0 million, up 15.0% from $162.6 million in the first quarter of 2010.

Gross Profit: First quarter 2011 non-GAAP gross profit and margin increased to $123.2 million and 65.9%, respectively, from $104.2 million and 64.1% in the first quarter of 2010.

Operating Income: First quarter 2011 non-GAAP operating income and margin reached $34.1 million and 18.2%, respectively, increasing from $27.1 million and 16.6% in the first quarter of 2010.

Net Income: First quarter 2011 non-GAAP net income increased to $30.3 million from $24.2 million in the first quarter of 2010.

Earnings per Fully Diluted Share: First quarter 2011 non-GAAP earnings per fully diluted share increased to $0.47 up from $0.38 in the first quarter of 2010.

GAAP Financial Highlights for the First Quarter Ended March 31, 2011:

Revenues: First quarter 2011 revenues reached $185.3 million, up 15.9% from $159.9 million in the first quarter of 2010.

Gross Profit: First quarter 2011 gross profit and margin increased to $114.1 million and 61.6%, respectively, up from $95.3 million and 59.6% in the first quarter of 2010.

Operating Income: First quarter 2011 operating income increased to $8.4 million, up from $6.1 million in the first quarter of 2010.

Net Income: First quarter 2011 net income increased to $8.1 million, compared with $6.1 million in the first quarter of 2010.

Earnings per Fully Diluted Share: Earnings per fully diluted share in the first quarter 2011 increased to $0.13, from $0.09 in the first quarter of 2010.

Operating Cash Flow and Cash Balance: First quarter 2011 operating cash flow was $55 million. As of March 31, 2011, total cash and equivalents were $657 million, with no debt. This follows approximately $65 million that were paid for acquisitions and over $2 million that were paid for share repurchase.

Updated Fiscal Year and Introduction of Second Quarter Guidance:

Taking into account business performance, orders backlog and pipeline, the company is updating its full year 2011 guidance and introducing second quarter guidance as follows:

Fiscal Year 2011: expected full year non-GAAP revenue is raised to the range of $780 and $803 million. Expected full year non-GAAP earnings per share, on a fully diluted basis, are raised to the range of $1.98 and $2.07.

Second Quarter 2011: non-GAAP revenue for the second quarter is expected to be between $190 and $196 million. Second quarter non-GAAP earnings per share, on a fully diluted basis, are expected to be in the range of $0.47 and $0.51.

Quarterly Results Conference Call

NICE management will host a teleconference, today, May 4, 2011 at 8:30 EDT, 15:30 Israel, to discuss the results and the company's outlook. Please call the following dial-in numbers to participate in the call: United States 1-866-229-7198 or 1-888-668-9141, International +972-3- 9180609, Israel 03-9180609. This call will be webcast live on http://www.nice.com at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States 1-888-782-4291, International +972-3-9255921, Israel 03-9255921.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2011	2010
	Unaudited	Unaudited

Revenue:
Product	$81,302	$75,081
Services	103,995	84,840
Total revenue	185,297	159,921

Cost of revenue:
Product	27,003	26,042
Services	44,198	38,606
Total cost of revenue	71,201	64,648

Gross profit	114,096	95,273

Operating Expenses:
Research and development, net	25,901	22,227
Selling and marketing	50,371	42,591
General and administrative	24,077	19,652
Amortization of acquired intangible assets	5,397	4,731
Total operating expenses	105,746	89,201

Operating income	8,350	6,072

Finance and other income, net	2,819	1,829

Income before taxes on income	11,169	7,901
Taxes on income	3,022	1,823

Net income	$8,147	$6,078

Basic earnings per share	$0.13	$0.10

Diluted earnings per share	$0.13	$0.09

Weighted average number of shares outstanding used to compute:

Basic earnings per share	63,560	62,513
Diluted earnings per share	64,935	64,338

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2011	2010
GAAP revenues	$185,297	$159,921
Valuation adjustment on acquired deferred product revenue	1,506	491
Valuation adjustment on acquired deferred service revenue	193	2,187
Non-GAAP revenues	$186,996	$162,599

GAAP cost of revenue	$71,201	$64,648
Amortization of acquired intangible assets on cost of product	(6,728)	(5,443)
Valuation adjustment on acquired deferred cost of services	188	219
Cost of product revenue adjustment (1,2,4)	(95)	(102)
Cost of services revenue adjustment (1,2,3)	(811)	(905)
Non-GAAP cost of revenue	$63,755	$58,417

GAAP gross profit	$114,096	$95,273
Gross profit adjustments	9,145	8,909
Non-GAAP gross profit	$123,241	$104,182

GAAP operating expenses	$105,746	$89,201
Research and development (1,2,3)	(1,217)	(1,419)
Sales and marketing (1,2,3)	(2,217)	(1,750)
General and administrative (1,2,3)	(2,383)	(3,644)
Amortization of acquired intangible assets	(5,397)	(4,731)
Acquisition related expenses (4)	(5,405)	(537)
Non-GAAP operating expenses	$89,127	$77,120

GAAP taxes on Income	$3,022	$1,823
Tax adjustments re non-gaap adjustments	3,644	2,901
Non-GAAP taxes on income	$6,666	$4,724

GAAP net income	$8,147	$6,078
Valuation adjustment on acquired deferred revenue	1,699	2,678
Valuation adjustment on acquired deferred cost of services	(188)	(219)
Amortization of acquired intangible assets	12,125	10,174
Share-based compensation (1)	5,653	5,705
Re-organization expenses (2)	201	1,804
Acquisition related compensation expense (3)	862	311
Acquisition related expenses (4)	5,412	537
Tax adjustments re non-gaap adjustments	(3,644)	(2,901)
Non-GAAP net income	$30,267	$24,167

GAAP diluted earnings per share	$0.13	$0.09

Non-GAAP diluted earnings per share	$0.47	$0.38

Shares used in computing US GAAP diluted earnings per share	64,935	64,338

Shares used in computing Non-GAAP diluted earnings per share	64,935	64,338

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended
		March 31,
		2011	2010
	Cost of product revenue	$(88)	$(102)
	Cost of service revenue	(673)	(619)
	Research and development	(711)	(1,108)
	Sales and marketing	(2,010)	(1,243)
	General and administrative	(2,171)	(2,633)
		$(5,653)	$(5,705)
(2)	Re-organization expenses
		Quarter ended
		March 31,
		2011	2010
	Cost of service revenue	$(60)	$(286)
	Research and development	(141)	-
	Sales and marketing	-	(507)
	General and administrative	-	(1,011)
		$(201)	$(1,804)

(3)	Acquisition related compensation expense
		Quarter ended
		March 31,
		2011	2010
	Cost of service revenue	$(78)	$-
	Research and development	(365)	(311)
	Sales and marketing	(207)	-
	General and administrative	(212)	-
		$(862)	$(311)

(4)	Acquisition related expenses
		Quarter ended
		March 31,
		2011	2010
	Cost of product revenue	$(7)	$-
	Research and development	(32)	-
	Sales and marketing	(2,207)	-
	General and administrative	(3,166)	(537)
		$(5,412)	$(537)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2011	2010
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$110,737	$109,526
Short-term investments	226,445	242,593
Trade receivables	110,820	99,257
Other receivables and prepaid expenses	39,883	31,924
Inventories	13,478	10,861
Deferred tax assets	6,833	6,798

Total current assets	508,196	500,959

LONG-TERM ASSETS:
Marketable securities	319,930	311,081
Other long-term assets	31,488	31,118
Property and equipment, net	23,973	22,014
Other intangible assets, net	159,662	141,632
Goodwill	568,833	527,614

Total long-term assets	1,103,886	1,033,459

TOTAL ASSETS	$1,612,082	$1,534,418

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$17,825	$20,019
Accrued expenses and other liabilities	358,139	307,031

Total current liabilities	375,964	327,050

LONG-TERM LIABILITIES:
Deferred tax liabilities	25,358	19,705
Other long-term liabilities	26,914	26,903

Total long-term liabilities	52,272	46,608

SHAREHOLDERS' EQUITY	1,183,846	1,160,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,612,082	$1,534,418

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2011	2010
	Unaudited	Unaudited

Operating Activities

Net income	$8,147	$6,078
Adjustments to reconcile net income to net cash from operations:
Depreciation, amortization and other	15,627	13,633
Stock based compensation	5,653	5,705
Excess tax benefit from share-based payment arrangements	(384)	(187)
Net recognized losses (gains) on investments and derivatives	239	(534)
Deferred taxes, net	(2,748)	(2,667)
Changes in operating assets and liabilities:
Trade receivables	(5,644)	15,971
Other receivables and prepaid expenses	(4,661)	(1,568)
Inventories	(702)	573
Trade payables	(3,448)	(10,366)
Accrued expenses and other current liabilites	43,619	4,259
Other long-term liabilities	(211)	(365)

Net cash from operations	55,487	30,532

Investing Activities

Purchase of property and equipment	(3,188)	(2,555)
Purchase of investments	(50,708)	(126,875)
Proceeds from investments	59,250	61,825
Capitalization of software development costs	(227)	(306)
Payments for acquisitions, net of cash acquired	(64,898)	(21,065)

Net cash used in investing activities	(59,771)	(88,976)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	6,876	9,132
Purchase of treasury shares	(2,165)	-
Excess tax benefit from share-based payment arrangements	384	187

Net cash from financing activities	5,095	9,319

Effect of exchange rates on cash and cash equivalents	400	(394)

Net change in cash and cash equivalents	1,211	(49,519)
Cash and cash equivalents, beginning of period	109,526	214,811

Cash and cash equivalents, end of period	$110,737	$165,292